United States Securities and Exchange Commission
April 11, 2006
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                       Secured Digital Applications, Inc.
            11, Jalan 51A/223, 46100 Petaling Jaya, Selangor Malaysia
                    Phone: (603) 79554582 Fax (603) 79578310
                            URL: www.digitalapps.net



April 11, 2006

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Re:      Secured Digital Applications, Inc.
         Form 10-KSB for Fiscal Year Ended December 31, 20044
         Filed April 15, 2005

         Form 10-QSB for Fiscal Quarter Ended March 31, 2005
         File No. 000-25658

Dear Mr. Pacho:

     We refer to our correspondence concerning the above-noted matter and more particularly to the letter of December 15, 2005 from Larry Spirgel and our December 22, 2005 response. On Monday, April 10 we filed our restated Annual Report on Form 10-KSB, SEC accession number, 0001013762-06-000766.

A.   Summary of Transaction

     On May 28, 2004, Secured Digital Applications, Inc. ("SDA" or the "Company") Company entered into a Securities Purchase Agreement ("SPA") with an investor group, Laurus Master Fund Ltd. The Company issued a $500,000 Convertible Term Note (the "Note"). The Note bears interest at prime plus two percent with a floor of six percent and is due on May 28, 2007. Other terms include the granting of a security interest in all of the net assets of the Company and a condition that required the Company to cause its common stock to be listed on a registered exchange or one of the NASDAQ national markets. In addition, the Company issued to Laurus warrants to purchase up to 300,000 shares of common stock.

     Also on May 28, 2004, as part of the SPA, the Company and one of its subsidiaries issued 6.5 million shares of Series A Convertible Preferred Stock (the "Series A Preferred") at a price of $1 per share. The Series A Preferred is convertible, subject to certain conversion limitations, into common stock of the Company at the option of the investor group and is entitled to cumulative preferential dividends at a rate per annum of prime plus two percent with a floor of six percent. Other terms include a condition that required the Company to cause its common stock to be listed on an exchange or one of the NASDAQ national markets. In addition, the Company issued to Laurus warrants to purchase up to 3,000,000 shares of common stock.

     On November 15, 2004, the listing condition was removed. As consideration, the Company issued to Laurus warrants to purchase up to 1.3 million shares of common stock.

     See Notes 12 and 13 for a more complete discussion of the terms of the preferred stock and term note.

B.   New Accounting for the Transaction

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1.   Term Note:

     The Company determined that certain provisions of the Note, including a conversion price that was not fixed and the listing condition, resulted in the conversion feature being an embedded derivative that must be bifurcated from the Note and recorded as a derivative liability. The Company also determined that the same provisions resulted in the classification of the warrants as a liability. Black-Scholes valuations were performed on the warrants and the derivative liability.

     o The Company recorded an initial liability of $246,681 for the value of the embedded liability and amortized such value over the term of the Note. The Company recognized amortization expense of $66,819.

     o The Company recorded debt discount and amortization costs of $95,346, which included the initial value of the warrants of $62,525. These costs are amortized over the term of the Note. Amortization of these costs totaled $29,835.

     On November 15, 2004, the listing condition was removed. This resulted in the elimination of the need to bifurcate the embedded derivative associated with the Note's conversion feature. This also resulted in the reclassification of the warrants from a liability to shareholders' equity.

     o From the date of issuance through November 15, 2004, the Company valued the derivative liability and the warrants at the end of each reporting period, with changes in the fair value recorded as charges or credits to gain on value of derivative liabilities in the period in which the change occurred. In 2004, the Company recognized income of $69,415.

     o On November 15, 2004, the fair value of the derivative liability of $190,754 was credited to additional paid in capital The remaining unamortized debt discount of $65,511 and unamortized embedded liability of $179,862 will continue to be amortized over the remaining term of the Note. The fair value of the warrants of $49,037was reclassified to shareholders' equity.

2.   Preferred Stock of Subsidiary:

     The Company determined that the nature of the cumulative preferred dividends on and the economic characteristics of the Series A Preferred required the Series A Preferred to be classified outside of permanent equity. The Company also concluded that certain provisions common to both it and the Note also resulted in the Series A Preferred conversion feature being an embedded derivative that must be bifurcated and recorded as a derivative liability. The Company also determined that warrants issued in connection with the Series A Preferred should be classified as a liability.

     On November 15, 2004, the Listing Condition was removed. This resulted in the elimination of the need to bifurcate the embedded derivative associated with the Series A Preferred's conversion feature. This also resulted in the reclassification of the of the 3,000,000 warrants from liability to shareholders' equity. As consideration for the removal of the listing condition, the Company issued warrants to purchase 1,300,000 shares of common stock. The warrants were valued at $210,311 and charged to other issuance costs.

     o Black-Scholes valuations were performed on the derivative liability associated with the Series A Preferred and the related warrants. The Company recorded an initial derivative liability of $3,206,857. The initial value of the derivative liability is being accreted over three years. In 2004, accretion amounted to $444,457.

     o The Company recorded discount and issuance costs of $1,051,927, which included the initial value of the warrants of $625,248. These costs are amortized over three years. Amortization of issuance costs totaled $269,725 for the year ended December 31, 2004, and is included in Accretion to preferred stock redemption value.

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     o    From the date of issuance  through  November  15,  2004,  the date the listing condition was removed, the Company valued the derivative liability and the warrants at the end of each reporting period, with changes in the fair value recorded as charges or credits to gain on value of derivative liabilities in the period in which the change occurred. In 2004, the Company recognized income of $911,008, which is included in gain on value of derivative liabilities on the statement of operations.

     o On November 15, 2004, the fair value of the derivative liability of $1,922,408 was credited to additional paid in capital. The remaining unamortized debt discount of $782,202 and unamortized embedded liability of $2,530,487 will continue to be amortized over the remaining term. The fair value of the warrants of $490,367 was reclassified to shareholders' equity.

C.   Summary of Major Changes

     The major changes to the financial statements from the originally filing are as follows:

1.   Balance Sheet:

     o The creation of preferred stock of a subsidiary in the "mezzanine" section due to certain conversion features in the amount of $2,687,311, which is made up of the Series A Preferred of $6,000,000 net of unamortized debt issuance costs of $782,202 and unamortized embedded liability of $2,530,487.

     o Reduction of warrants of $29,898, primarily due to the revaluation of certain warrants issued.

     o Reduction of additional paid-in capital of $2,476,804, primarily due to the reclassification of the Series A Preferred out of permanent equity.

2.   Statement of Operations:

     o Creation of a new category for other issuance costs of $210,311, due to the recognition of expense for the issuance of 1.3 million warrants for the removal of the listing condition.

     o Creation of a new category for the amortization of debt issuance costs totaling $29,835.

     o Creation of a new category for the gain on the value of derivative liabilities totaling $980,423.

     o Creation of a new category for the accretion of the value of the initial embedded liability recognized on the Series A Preferred in the amount of $714,182. This amount was treated as a reduction of net income attributable to common shareholders.



                                 Yours sincerely


                                          /s/ Patrick S.H. Lim
                                          ---------------------
                                          Patrick S.H. Lim
                                          Chairman & CEO


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